SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549




SCHEDULE 13D



Under the Securities Exchange Act of 1934


SIGNATURE EYEWEAR INC.
(Name of issuer)


COMMON STOCK
(Title of class of securities)


826918104
(CUSIP number)


Don A. Sanders, 3100 Chase Tower
Houston, Texas  77002  (713) 224-3100
(Name, address and telephone number of person authorized to receive notices and communications)


November 30, 1999
(Date of event which requires filing of this statement)


	If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box.

	Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person:
(1) has a previous statement on file reporting beneficial ownership
(2) of more than five percent of the class of securities described
(3) in Item 1; and (2) has filed no amendment subsequent thereto
(4) reporting beneficial ownership of five percent or less of such
(5) class.)  (See Rule 13d-7)


SCHEDULE 13D


CUSIP No.       826918104                            Page  2  of  5   Pages

1  	NAME OF REPORTING PERSON   S.S.OR I.R.S.IDENTIFICATION NO.
            OF ABOVE PERSON

		  DONALD A. SANDERS

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	  	(a)   (											     	(b)   (

3  	SEC USE ONLY


4  	SOURCE OF FUNDS*

  		PF

5 	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
  	PURSUANT TO ITEMS 2(d) OR 2(E) (


6 	CITIZENSHIP OR PLACE OF ORGANIZATION

   USA
               			  7     SOLE VOTING POWER
NUMBER OF
SHARES			                 134,900
BENEFICIALLY	       8     SHARED VOTING POWER
OWNED BY
EACH
REPORTING	          9     SOLE DISPOSITIVE POWER
PERSON WITH               134,900
                   10     SHARED DISPOSITIVE POWER
                          165,108

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
      300,008

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*	           (


13   	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     	5.9%

14    TYPE OF REPORTING PERSON*

     	IN



Item 1. 	Security and Issuer

	The class of equity securities to which this statement relates is the common stock (the "Common Stock") of Signature
Eyewear Inc., whose principal executive office is located at 498 North Oak Street, Inglewood, CA 90302.

Item 2. 	Identity and Background

	This statement is filed on behalf of Don A. Sanders, a U.S. Citizen ("Sanders" or "Reporting Person"), whose business address is 3100 Chase Tower, Houston, Texas 77002. Sanders currently serves as the Chairman of the Executive Committee of Sanders Morris Mundy Inc., an investment banking firm, whose address is 3100 Chase Tower, Houston, Texas 77002.

	Sanders has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has Sanders, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. 	Source and Amount of Funds or Other Consideration

	The funds used or to be used in making purchases of the Issuer's Common Stock are personal funds of Sanders.

Item 4. 	Purpose of Transaction.

	The securities of the Issuer were acquired by Sanders and his Spouse ("Spouse") in open market transactions and privately negotiated transactions for the purposes of investment. Sanders currently intends to review continuously his equity interest in the Issuer and may or may not seek involvement in the Issuer's affairs. Depending upon his evaluation of the Issuer's business and prospects and upon future developments, Sanders, or other entities that may be deemed to be affiliates of Sanders, may from time to time purchase additional securities of the Issuer, dispose of all or a portion of the securities held by such person, or cease buying or selling shares. Any such additional purchases of the securities may be in open market or privately negotiated transactions or otherwise.

	Except as described in this Item 4, the Reporting Person has no present plans or proposals which relate or would result in:
(i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (ii) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries,
(iv) any change in the present board of directors or management of the Issuer, (v) any material change to the present capitalization or dividend policy of the Issuer, (vi) any other material change in the Issuer's business or corporate structure,
(vii) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (x) any actions similar to any of those enumerated above.

Item 5. 	Interest in Securities of the Issuer.

	The Reporting Person directly owns 134,900 shares (The "Reporting Person Shares") of Common Stock and has the shared power to dispose of or direct the disposition of 165,108 shares of Common Stock (the "Client Shares") of certain of the Reporting Person's clients (the "Clients) from whom the Reporting Person has been granted the right to dispose of or direct the disposition of the Client Shares. The Client Shares together with the Reporting Person Shares represent an aggregate of 300,008 shares or 5.9% of the Common Stock.

	The Reporting Person has the sole power to vote or to direct the vote, and to dispose of or to direct the disposition of the Reporting Person Shares and the shared power to dispose of or to direct the disposition of the Client Shares.

	The following table represents all the Reporting Person's transactions involving common stock during the last 180 days.

Date     Entity   Purchase/Sale  Number Shrs    Price

	There have been no transactions during this time period.

	The Reporting person has the right to receive or the power to direct receipt of dividends from, or the proceeds from the sale of 300,008 shares of Common Stock, while the applicable Client has the right to receive or the power to direct receipt of dividends from, or the proceeds from the sale of the applicable Client Shares.

(e) n/a

Item 6. 	Contracts, Arrangements, Understandings or Relationships
with Respect to Securities of the Issuer.

	The Reporting Person has no contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures.

Item 7. 	Materials to be Filed as Exhibits.

	Exhibit		Title

	   A			Pershing Form of Margin Account Agreement
	   B			Form of Power of Attorney

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this filing is true, correct and complete.

Dated November 30, 1999


__________________________________
/s/ Donald A. Sanders